EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
($ in millions)

	Three Months
	Ended
	February

	2002	2001

Net earnings	$524	$768

Add:

Provision for taxes	315	491

Portion of rents representative of an interest factor	30	28

Interest expense on all indebtedness	2,102	4,769

Earnings, as adjusted	$2,971	$6,056

Fixed charges:

Portion of rents representative of an interest factor	$30	$28

Interest expense on all indebtedness	2,102	4,769

Fixed charges	$2,132	$4,797

Ratio of earnings to fixed charges	1.39x	1.26x